SOS Limited

Building 6, East Seaview Park

298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province

People’s Republic of China

February 3, 2023

VIA EDGAR

Michelle Miller

Sharon Blume

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	SOS Limited
Form 20-F for the fiscal period ending December 31, 2020

Filed May 5, 2021

Form 20-F/A for the fiscal period ending December 31, 2020

Filed October 12, 2021

Form 20-F/A for the fiscal period ending December 31, 2020

Filed January 7, 2022

Form 20-F for the fiscal period ending December 31, 2021

Filed May 2, 2022

File No. 001-38051

Dear Ms. Miller:

SOS Limited (the “Company”, “SOS,” “we”, “us” or “our”) hereby supplementally transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 21, 2022 regarding our annual report on Form 20-F previously submitted on May 2, 2022 (the “Form 20-F”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

Form 20-F for the fiscal period ending December 31, 2021

Introduction, page iii

1.	We note your response to prior comment 1 and your revised proposed disclosure that “China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of your annual report only, Taiwan. As requested, and considering that China SOS Ltd, a Hong Kong LLC holds a substantial amount of the Company’s cash and cash equivalents as disclosed on page F-31, please enhance your disclosures to:

●	Clarify that the same legal and operational risks associated with operations in China also apply to operation in Hong Kong;

●	Provide risk factor disclosure to explain whether there are any commensurate laws or regulations in Hong Kong or Macau which result in oversight over data security and explain how this oversight impacts your business and to what extent you believe you are compliant with the regulations or policies that have been issued.

Provide us with your proposed disclosure.

Response: In response to the Staff’s comment, we propose to add the following risk factors to our Risk Factor section.

The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its own currency (Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

However, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

Our Hong Kong subsidiaries are subject to Hong Kong laws and regulations regarding data security, which could subject them to government enforcement actions and investigations, fines, penalties, and suspension or disruption of their operations.

Our Hong Kong subsidiaries, including China SOS Limited and Future Technology Global Ltd., operate in Hong Kong and are thus subject to laws and regulations in Hong Kong in respect of data privacy, data security, and data protection. The main legislation in Hong Kong concerning data security is the Personal Data (Privacy) Ordinance (Cap. 486 of the Laws of Hong Kong) (the “PDPO”), which regulates the collection, usage, storage, and transfer of personal data and imposes a statutory duty on data users to comply with the six data protection principles contained therein. Pursuant to section 33 of the PDPO, the PDPO is applicable to the collection and processing of personal data if such activities take place in Hong Kong, or if the personal data is collected by a data user whose principal place of business is in Hong Kong. As of the date of this annual report, we and our Hong Kong subsidiaries have complied with the laws and requirements in respect of data security in Hong Kong. Our directors confirm that: (i) each of our directors and our Hong Kong subsidiaries has not been involved in any litigation or regulatory action relating to breach of the PDPO; and (ii) they are not aware of any non-compliance incidents relating to breach of the PDPO since the date of incorporation of our Hong Kong subsidiaries. Since our PRC subsidiaries conduct substantially all of their business operations in the mainland China, we believe that the incumbent data security statutory requirements under Hong Kong laws do not materially affect their business. However, the laws on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us or our Hong Kong subsidiaries to consequences including but not limited to government enforcement actions and investigations, fines, penalties, and suspension or disruption of our Hong Kong subsidiaries’ operations.

Item 3. Key Information, page 2

2.	We note your response prior comment 4. As previously requested, please address the following:

●	Currently your SOS Organization Chart diagram reflects solid lines between all entities. Revise to present dashed lines for your VIE contractual agreements to clearly differentiate from your equity interests.

●	Define the legal entity of “the operating entity in China” as disclosed on page 4.

●	Reflect with an arrow from and to, the ability to pay dividends and other distributions of equity as well as consulting and service fees.

●	Disclose in Item 3., consolidating schedules of your financial position and operations, together with related cash flows consistent with your audited consolidating financial schedules on pages F-30 thru F-38.

●	Disclose a rollforward of investments in subsidiaries outside China, in WFOE and in China SOS that reconciles beginning and or ending balance, plus or minus equity in earnings of VIEs, equity in earnings of subsidiaries, foreign currency translation and other in arriving at investments in subsidiaries outside China, in WFOE and in China SOS prior to consolidation/elimination adjustments as of December 31, for the periods presented.

Provide us with your proposed disclosure.

Response: In response to the Staff’s comment, please see the proposed disclosures below.

●	We propose to revise the SOS organization chart diagram on page 4 and page 54. Please see the following diagram.

We also propose to revise the following disclosures on F-7:

SOS Auto Service Co., Ltd.	A 99% subsidiary of Qingdao SOS Investment LLP (PRC)	Other Subsidiary

Qingdao SOS Industrial Holding Co., Ltd.	A VIE of Qingdao SOS Investment Management Co., Ltd.	VIE

Common Prosperity Technology Co., Ltd.	A 99% subsidiary of SOS International Trading Co., Ltd.	Other Subsidiary

SOS International Trading Co., Ltd.	A 50% subsidiary of Qingdao SOS Investment Management Co., Ltd. and another 50% owned by Qingdao SOS Investment LLP	Other Subsidiary

SOS Ronghe Digital Technology Co., Ltd. (PRC)	A 31.22% subsidiary of SOS Information Technology Co,. Ltd.	Other Subsidiary

●	We propose to revise our disclosures on page 4 as follows (revisions in italic):

Our ability to pay dividends depends upon dividends paid by our operating entities. If the operating entities incur debt on their own behalf, the instruments governing their debt may restrict their ability to pay dividends to us.

The operating entities in mainland China will be permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, any consolidated VIEs in China must make appropriations from its after-tax profits to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the consolidated VIEs. Appropriation to discretionary surplus fund will be made at the discretion of the consolidated VIEs.

●	We propose to add the following disclosures in Item 3:

Consolidation Schedule

Condensed consolidated Statements of comprehensive of loss

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-21
												Subsidiaries	Subsidiaries
					Subsidiaries	Subsidiaries	SOS Ltd.	China SOS Ltd	WFOE	VIE	Inter-company	Outside China	Inside China	Conso	SOS Ltd.
	SOS Ltd	China SOS Ltd	WFOE	VIE	Outside China	Inside China	Adjustment(a)	Adjustment (a)	Adjustment	Adjustment	Elimination	Adjustment(b)	Adjustment	Working	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
REVENUES -net		15,314			718	342,615						(718)		357,930	357,930
COST OF REVENUES		2,327			3,728	330,697								336,752	336,752
GROSS PROFIT	-	12,987	-	-	(3,010)	11,918	-	-	-	-	-	(718)	-	21,178	21,178
OPERATING EXPENSES:
General and administrative	49,250	10,340	12	0	7,574	9,085	(12,033)	-				(718)		63,511	62,448
Share-based compensation
Selling expense				-3		677								674	674
Profit (Loss) on evaluation
Total operating expenses	49,250	10,340	12	(3)	7,574	9,762	(12,033)	-	-	-	-	(718)	-	63,511	62,448
INCOME FROM OPERATIONS												-	-	(42,333)	(41,270)
OTHER INCOME(EXPENSE):
Loss on acquisition
Other income(expense),net		-	-	-		(1,767)	-	-	-	-	-	-	-	(1,767)	(1,767)
Total other (expenses) income, net												-	-	(1,767)	(1,767)
Income from investments
INCOME(LOSS) BEFORE INCOME TAXES	(49,250)	2,647	(12)	3	(10,584)	389	12,033	-	-	-	-	-	-	(44,100)	(43,037)
INCOME TAXES						(768)								(768)	(768)
NET INCOME(LOSS) - CONTINUING OPERATION
Non-controlling interest						(200)								(200)	(200)
DISCONTINUED OPERATIONS:
Loss from discontinued operations
Income from disposal of discontinued operations
LOSS FROM DISCONTINUED OPERATIONS															-

Equity earnings in subs outside China	(49,250)	2,647	(12)	3	(10,584)		12,033
Equity earnings in subs and VIES inside China	-	-	-	-	-	1,157
NET PROFIT(LOSS)	(49,250)	2,647	(12)	3	(10,584)	1,157	12,033	-	-	-	-	-	-	(44,006)	(44,006)

OTHER COMPREHENSIVE INCOME(LOSS)
Foreign currency translation adjustment - net of tax
COMPREHENSIVE INCOME(LOSS)

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-21
					Subsidiaries	Subsidiaries	SOS Ltd.						China SOS Ltd.	WOFE	VIE	Inter-company	Subsidiaries Outside China	Subsidiaries Inside China	SOS Ltd. Consolidated
	SOS Ltd.	China SOS Ltd.	WOFE	VIE	Outside China	Inside China	Adjustment(a)	Adjustment(b)	Adjustment(c)	Adjustment(d)	Adjustment(e)	Adjustment(f)	Adjustment	Adjustment	Adjustment	elimination(g)	Adjustment	Adjustment	total
	US$	US$	US$	US$	US$	US$	US$		US$				US$	US$	US$	US$		US$	US$
ASSETS
Current assets:
Cash and cash equivalents	12,301	160,091	4,164	2	101,210	60,258													338,026
Accounts receivable, net						26,167													26,167
Other receivables - net	67,962	16,902			345	903										(79,391)			6,721
Amount due from related parties		900			1,000	5,939													7,839
Inter-company receivable	19,791	(153,855)	311,415	(2)	(19,791)	(196,737)	39,179			3,578								(3,578)	-0
Inventory						96,071													96,071
Total current assets	100,054	24,038	315,579	-	82,764	(7,399)	39,179	-	-	3,578	-		-	-	-	(79,391)	-	(3,578)	474,824
Non-current assets:
Operating lease, right-of-use assets						3,401													3,401
Property equipment and software, net		9,844			16,903	535													27,282
Goodwill						72													72
Intangible assets	14,502																		14,502
Long-term investments																			-
Investment in subsidiaries outside China	374,463								(374,463)										-
Investment in WFOE		310,205						(310,205)											-
Investment in China SOS					64,794						-	(64,794)							-
Prepaid expense						1,038													1,038
Advance payments	6,400	97,116			300	62,698													166,514
Total non-current assets	395,365	417,165	-	-	81,997	67,744	-	-310,205	-374,463	-	-	-64,794	-	-	-	-	-	-	212,809
Total assets	495,419	441,203	315,579	-	164,761	60,345	39,179	(310,205)	(374,463)	3,578	-	(64,794)	-	-	-	(79,391)	-	(3,578)	687,632
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payable		11,359			-	18,128													29,487

Amount due to related parties	15		2		18	2,742				-								-	2,777
Operating lease liability-current					-	894													894
Advance from customers					-	19,815													19,815
Payroll payable					1	2													3
Tax payable					-	(7,955)													(7,955)
Other payables	141	(24,879)	47		5,093	104,391				(3,528)						(79,391)		-	1,874
Total current liabilities	156	(13,520)	49	-	5,112	138,017	-	-	-	(3,528)	-	-	-	-	-	(79,391)	-	-	46,895
Operating lease liability-noncurrent						1,918													1,918
Total non-current liability	-	-	-	-		1,918	-	-	-	-			-	-	-	-	-	-	1,918
Total liabilities	156	(13,520)	49	-	5,112	139,935	-	-	-	(3,528)			-	-	-	(79,391)	-	-	48,813
Non-controlling interest						200													200
Shareholder’s equity
Paid up capital	427,258	452,078	315,547		104,391	(100,020)	14	(310,205)	(374,463)		(453,084)	(64,794)	-					3,578	300
Additional paid-in capital	119,113					8	39,165				514,066	-	-						672,351
Retained earnings	(51,120)	2,646	-16		60,359	15,076					(65,113)	-	-	-					(38,168)
Accumulated other comprehensive income (loss)											4,131								4,131
Total Shareholders’ equity	495,251	454,724	315,531	-	164,750	(84,936)	39,179	(310,205)	(374,463)	-	-	(64,794)	-	-	-	-	-	3,578	638,615
Total Liabilities and shareholders’ equity	495,407	441,204	315,580	-	169,862	55,199	39,179	(310,205)	(374,463)	(3,528)	-	(64,794)	-	-	-	(79,391)	-	3,578	687,628

Condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-21
					Subsidiaries	Subsidiaries	Consolidation	Consolidation	SOS Ltd. Consolidated
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Outside China	inside China	Adjustments(a)	Adjustments(b)	total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	(49,250)	2,647	(12)	3	(10,584)	1,157		12,033	(44,007)
Adjustments to reconcile net income net cash used in operating activities:									-
Depreciation of property, plant and equipment		0				61			61
Share-based compensation	34,473								34,473
Allowance for doubtful accounts - accounts receivable						963			963.00
Allowance for doubtful accounts - other receivable						269			269.00
Loss on acquisition									-
Income from disposal of discontinued operations									-
Inventory						(96,071)			(96,071)
Changes in operating assets and liabilities
Accounts receivable	-					(15,933)			(15,933)
Other receivables	(9,522)	(99,516)			(595)	(16,228)			(125,862)
Inter-company account	(99,132)	128,855	(311,415)	(1)	84,650	197,044	0
Amount due from related parties		(900)	(2)		(1,000)	(2,243)			(4,146)
Intangible assets		(14,502)							(14,502)
Accrued liabilities					3	19,812			19,815
Tax payables						(8,618)			(8,618)
Accounts payable		11,359				17050			28,409
Other payables	141	121	47			(307)			3
Amount due to related parties	15				9	845			869
Contract liabilities						(415)			(415)
Lease liability						(770)			(770)
Net cash (used in) generated from operating activities	(123,276)	28,064	(311,382)	2	72,482	96,615	0	12,033	(225,462)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and equipment		(9,844)			(16,903)	(1,064)			(27,812)
Investment in equity	(374,463)	(310,205)			(64,794)	(657)	750,119		(0)
Proceed from disposals of discontinued operations	0
Net cash (used in) generated from investing activities	(374,463)	(320,049)	-	-	(81,698)	(1,721)		-	(27,812)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from share issuance, net of issuance costs	510,043	452,076	315,547		110,523	(40,425)	(750,119)	(12,033)	585,611
Proceed from private equity placement, net of issuance costs		-	-						-
Net cash generated from (used in) financing activities	510,043	452,076	315,547	0	110,523	(40,425)	(750,119)	(12,033)	585,611
									-
EFFECT OF EXCHANGE RATES ON CASH	0		(1)		(98)	2065			1,966

Net increase/(decrease), effect of exchange rate changes on cash and cash equivalent	12,304	160,090	4,164	2	101,210	56,535	(750,119)	-	334,304
CASH AND CASH EQUIVALENTS, beginning of year	1	0	0	0	0	3,721			3,722
CASH AND CASH EQUIVALENTS, end of year	12,301	160,091	4,164	2	101,210	60,259	(750,119)	-	338,026

Condensed consolidated Statements of comprehensive of loss

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-20
					Subsidiaries	Subsidiaries	SOS Ltd		China SOS				Subsidiaries Outside	Subsidiaries Inside
	SOS Ltd	China SOS Ltd	WFOE	VIE	Outside China	Inside China	Adjustment (a)	Adjustment (b)	Ltd Adjustment	WFOE Adjustment	VIE Adjustment	Inter-company Elimination	China Adjustment	China Adjustment	SOS Ltd. Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
REVENUES	-	-	-			50,289									50,289
COST OF REVENUES	-	-	-			(37,295)									(37,295)
GROSS PROFIT	-	-	-	-		12,994	-	-	-	-	-	-		-	12,994
OPERATING EXPENSES:															-
General and administrative	(897)	(2)	(3)			(1,047)		(452)	-						(2,401)
Share-based compensation	(506)	-	-	-		-									(506)
Total operating expenses	(1,403)	(2)	(3)	-		(1,047)	-	(452)	-	-	-	-		-	(2,907)
INCOME FROM OPERATIONS	(1,403)	(2)	(3)	-		11,947	-	(452)	-	-	-	-		-	10,087
OTHER INCOME(EXPENSE):															-
Loss on acquisition						-	(5,679)								(5,679)
Other income (expense), net	-					625									625
Total other (expenses) income, net	-	-	-	-		625	(5,679)	-	-	-	-	-		-	(5,054)
INCOME(LOSS) BEFORE INCOME TAXES	(1,403)	(2)	(3)	-		12,572	(5,679)	(452)	-	-	-	-		-	5,033
INCOME TAXES	-	-				(147)									(147)
NET INCOME(LOSS) - CONTINUING OPERATION	(1,403)	(2)	(3)	-		12,425	(5,679)	(452)	-	-	-	-		-	4,886
															-
DISCONTINUED OPERATIONS:
Loss from discontinued operations						-	(545)								(545)
Income from disposal of discontinued operations	-	-	-				63								63
LOSS FROM DISCONTINUED OPERATIONS	-	-	-	-		-	(482)	-	-	-	-	-		-	(482)
															-
Equity in earnings in subs outside China	(1,403)	(2)	(3)	-		-	(6,161)	(452)
Equity in earnings in subs and VIES inside China						12,425
NET PROFIT(LOSS)	(1,403)	(2)	(3)	-	-	12,425	(6,161)	(452)	-	-	-	-		-	4,404
															-
OTHER COMPREHENSIVE INCOME(LOSS)															-
Foreign currency translation adjustment - net of tax	-	-	-	-		874									874
COMPREHENSIVE INCOME(LOSS)	(1,403)	(2)	(3)	-		13,299	(6,161)	(452)	-						5,278

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-20
							SOS Ltd.
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Subsidiaries Outside China	Subsidiaries Inside China	Adjustment (a)	Adjustment (b)	China SOS Ltd. Adjustment	WFOE Adjustment (d)	VIE Adjustment	Inter-company elimination (c)	Subsidiaries Outside China Adjustment	Subsidiaries Inside China Adjustment (e)	SOS Ltd. Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivlaents	1	268	3,304	2		148									3,722
Accounts receivable,net	-	-	-	-		10,235									10,235
Other receivables - net	102	-	100			43,672		3,500							47,373
Amount due from related parties	-					3,693									3,693
Inter-company receivable (c)							(38,429)					38,429			-
Total current assetes	103	268	3,404	2		57,748	(38,429)	3,500		-	-	38,429		-	65,023
Non-current assets:															-
Operating lease, right-of-use assets	-	-	-			4,158									4,158
Property equipment and software,net	-					509									509
Investment in WFOE (d)	-	3,391	-							(3,391)					-
Investment in subsidiaries inside China (e)						642								(642)	-
Goodwill	-	-	-			-								72	72
Total non-current assets	-	3,391	-	-		5,309	-	-		(3,391)	-	-		(570)	4,739
Total assets	103	3,659	3,404	2		63,057	(38,429)	3,500		(3,391)	-	38,429		(570)	69,762
LIABILITIES AND EQUITY															-
Current liabilities:															-
Liabilities:															-
Accounts payble	-	-	-			1,078									1,078
Amount due to related parties	-					1,909									1,909
Inter-company payable		-
Operating lease liability-current	-	-	-			834									834
Contract liability	-	-	-			610									610
Tax payable	-	-	-			665									665
Other payables	-	100	2	2		40,007						(38,429)			1,681
Total current liabilities	-	100	2	2		45,103	-	-		-	-	(38,429)		-	6,777
Operating lease liabilty-noncurrent	-					2,749									2,749
Total non-current liability	-	-	-	-		2,749									2,749
Total liabilities	-	100	2	2		47,852	-	-		-	-	(38,429)		-	9,526
Shareholder's equity															-
Paid up capital	(1)	3	-	-		-	46	12						-	60
Additional paid-in capital	1,960	3,558	3,406	-		590	38,383	9,649		(3,406)				(540)	53,600
Retained earnings	(1,855)	(2)	(3)			13,903		(6,161)		3				(46)	5,838
Accumulated other comprehensive income (loss)	-	-	0			712				12				14	738
Total Shareholders' equity	103	3,559	3,402	-		15,205	38,429	3,500		(3,391)	-	-		(570)	60,236
Total Liabilities and shareholders' equity	103	3,659	3,404	2		63,057	38,429	3,500	-	(3,391)	-	(38,429)		(570)	69,762

Condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-20
					Subsidiaries	Subsidiaries	Consolidation	Consolidation	SOS Ltd.
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Outside China	Inside China	Adjustment (a)	Adjustment (b)	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	(1,403)	(2)	(3)	-		12,425	(452)	(6,161)	4,404
Adjustments to reconcile net income net cash used in operating activities:				0
Depreciation of property, plant and equipment	-	-	-	-		2			2
Share-based compensation	506	-	-	-		-			506
Allowance for doubtful accounts - accounts receivable	-	-	-	-		1			1
Allowance for doubtful accounts - other receivable	0	0	0			158			158
Loss on acquisition	-	-	-	-		-		5,679	5,679
Income from disposal of discoutinued opeations	-	-	-	-		-		(63)	(63)

Changes in operating assets and liabilities									-
Accounts receivable	-	-	-	-		(2,065)			(2,065)
Other receivables	(102)	-	-	-		(35,917)			(36,019)
Amount due from related parties	-					(2,871)			(2,871)
Tax payables	-	-	-	-		292			292
Accounts payable						(11,940)			(11,940)
Other payables	-	100	-	(2)		1,386			1,484
Amount due to related parties	-	-	-			(3,666)			(3,666)
Contract liabilities	-					546			546
Net cash (used in) generated from operating activities	(999)	98	(3)	(2)		(41,649)	(452)	(545)	(43,552)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and equipment	-	-	-	-		(501)			(501)
Investment in equity	-	(3,391)	3,391	-		0			-
Proceed from disposals of discontiuned operations	-	-	-			3,500			3,500
Net cash (used in) generated from investing activities	-	(3,391)	3,391	-		2,999		-	2,999

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from share issuance, net of issuance costs	-	3,578	-	-		-			3,578
Proceed from private equity placement, net of issuance costs	1,000					38,973			39,973
Net cash generated from (used in) financing activities	1,000	3,578	-	-		38,973		-	43,551

EFFECT OF EXCHANGE RATES ON CASH	(1)	(17)	(84)	-		785			683

NET CASH CHANGES IN CASH AND CASH EQUIVALENTS	(0)	268	3,304	(2)		1,108	(452)	(545)	3,681
CASH AND CASH EQUIVALENTTS, beginning of year	1	-	-	-		41		-	42
CASH AND CASH EQUIVALENTTS, end of year	1	268	3,304	2		147	(452)	(545)	3,722

Condensed consolidated Statements of comprehensive of loss

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-19
										Subsidiaries
					Subsidiaries	China SOS Ltd	WFOE	VIE	Inter-company	Inside China	SOS Ltd.
	SOS Ltd	China SOS Ltd	WFOE	VIE	Insde China	Adjustment	Adjustment	Adjustment	Elimination	Adjustment	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
REVENUES	-				11,577						11,577
COST OF REVENUES	-				(9,459)						(9,459)
GROSS PROFIT	-				2,118						2,118
OPERATING EXPENSES:
General and administrative	-				(365)						(365)
Share-based compensation	-				-						-
Total operating expenses	-				(365)						(365)
INCOME FROM OPERATIONS	-				1,753						1,753
OTHER INCOME (EXPENSE):
Loss on acquisition	-				-						-
Other income (expense), net	-				41						41
Total other (expenses) income, net	-				41						41
INCOME (LOSS) BEFORE INCOME TAXES	-				1,794						1,794
INCOME TAXES	-				(324)						(324)
NET INCOME (LOSS) - CONTINUING OPERATION	-				1,470						1,470

DISCONTINUED OPERATIONS:
Loss from discontinued operations	-				-						-
Income from disposal of discontinued operations	-										-
LOSS FROM DISCONTINUED OPERATIONS	-				-						-

Equity earnings in subs outside China
Equity earnings in subs and VIES inside China					1,470
NET PROFIT(LOSS)	-				1,470						1,470

OTHER COMPREHENSIVE INCOME(LOSS)					-
Foreign currency translation adjustment - net of tax	-				(16)						(16)
COMPREHENSIVE INCOME(LOSS)	-				1,454						1,454

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-19
												Subsidiaries	SOS Ltd
					Subsidiaries	Subsidiaries	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Inter-company	Inside China	Consolidated
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Outside China	Inside China	Adjustements	Adjustment	Adjustment	Adjustment	Elimination	Adjustment	total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivlaents	-					41							41
Accounts receivable, net	-					8,171							8,171
Other receivables - net	-					11,512							11,512
Amount due from related parties	-					822							822
Inter-company receivable (c)
Total current assetes	-					20,546							20,546
Non-current assets:
Operating lease, right-of-use assets	-					-							-
Property equipment and software,net	-					6							6
Investment in WFOE (d)
Investment in Other subsidiarues (e)
Goodwill	-					-							-
Total non-current assets	-					6							6
Total assets	-					20,552							20,552
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payble	-					13,018							13,018
Amount due to related parties	-					5,575							5,575
Inter-company payable
Operating lease liability-current	-					-							-
Contract liability	-					64							64
Tax payable	-					374							374
Other payables	-					197							197
Total current liabilities	-					19,228							19,228
Operating lease liabilty-noncurrent	-					-							-
Total non-current liability	-					-							-
Total liabilities	-					19,228							19,228
Shareholder's equity
Paid up capital	-					6							6
Additional paid-in capital	-					(6)							(6)
Retained earnings	-					1,340							1,340
Accumulated other comprehensive income (loss)	-					(16)							(16)
Total Shareholders' equity	-					1,324							1,324
Total Liabilities and shareholders' equity	-					20,552							20,552

Condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-19
								SOS Ltd.
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Subsidiaries Outside China	Subsidiaries Inside China	Consolidation Adjustments	Consolidated total
	US$	US$	US$	US$		US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	-					1,470		1,470
Adjustments to reconcile net income net cash used in operating activities:
Depreciation of property, plant and equipment	-					2		2
Share-based compensation	-					-		-
Allowance for doubtful accounts - accounts receivable	-					5		5
Allowance for doubtful accounts - other receivable	0					146		146
Loss on acquisition	-					-		-
Income from disposal of discoutinued opeations	-					-		-

Changes in operating assets and liabilities
Accounts receivable	-					(5,455)		(5,455)
Other receivables	-					(1,498)		(1,498)
Amount due from related parties	-					3,278		3,278
Tax payables	-					364		364
Accounts payable						3,851		3,851
Other payables	-					(217)		(217)
Amount due to related parties	-					(1,934)		(1,934)
Contract liabilities	-					32		32
Net cash (used in) generated from operating activities	-					44		44

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and equipment	-					-		-
Investment in equity	-					-		-
Proceed from disposals of discontiuned operations	-					-		-
Net cash (used in) generated from investing activities	-					-		-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from share issuance, net of issuance costs	-					-		-
Proceed from private equity placement, net of issuance costs	-					-		-
Net cash generated from (used in) financing activities	-					-		-

EFFECT OF EXCHANGE RATES ON CASH	-					(16)		(16)

NET CASH CHANGES IN CASH AND CASH EQUIVALENTS	-					28		28
CASH AND CASH EQUIVALENTTS, beginning of year	-					13		13
CASH AND CASH EQUIVALENTTS, end of year	-					41		41

●	We propose to add the following disclosures in Item 3 after the consolidation Schedule:

The table breaks Equity earnings into equity earnings in the WOFE, the VIE and VIE’s subsidiaries including all subsidiaries inside China except the WOFE and the VIE

Roll-forward of “investments in the VIE and its Subsidiaries”

US$“000”
Balance at January 1, 2019

Equity earnings of WOFE
Equity in earnings of VIE	1,470
Equity in earnings of VIE’s subsidiaries	-
Dividend distributed to shareholders	-
Share-based compensation	-
Foreign currency translation	(16)
Balance at December 31, 2019	1,326
Equity earnings of WOFE	(3)
Equity in earnings of VIE	12,425
Equity in earnings of VIE’s subsidiaries	(8,121)
Dividend distributed to shareholders	-
Acquisition of China Rapid Finance	10,661
Issuance of Class A Ordinary Shares and warrant	42,022
Share-based compensation	951
Foreign currency translation	874
Balance at December 31, 2020	60,135
Issuance of Class A Ordinary Shares and warrant	585,849
Equity in earnings of WOFE	(12)
Equity in earnings of VIE	1,157
Equity in earnings of VIE’s subsidiaries	(165,860)
Dividend distributed to shareholders	-
Share-based compensation	33,153
Foreign currency translation	3,392
Balance at December 31, 2021	517,814

Prior to December 31, 2019, the Company only had one legal entity operating inside China, which is later referred to as the VIE.

3.	We note your response to prior comment 4. As requested, please conform your reference and identification of VIE(s) throughout your disclosures.

●	For example, we note on page 6 that you disclose “Subsidiaries inside China” refers to the VIE’s subsidiaries, including:

o	SOS Information Technology Co.,Ltd (“SOSIT”),

o	Inner Mongolia SOS Insurance Agency Co., Ltd (“IMSOS”);

o	Directly owned subsidiaries including SOS International Trading Co., Ltd (“SOSINT”),

o	Qingdao SOS Investment LLP (“SOSIL”),

o	Qingdao SOS Digital Technologies Ltd. (“SOSDT”),

o	Common Prosperity Technology Co., Ltd. (“SOSCP”),

o	SOS Ronghe Digital Technology Co., Ltd. (“SOSRD”),

o	Weigou International Trading Co., Ltd (“SOSWI”),

o	Shuyun International Trading Co., Ltd (“SOSSI”),

o	SOS Auto Service Co., Ltd. (“SOSAS”), and

o	Chexiaoer Technology Co., Ltd (“SOSCX”).

●	Whereas on page iii you disclose your definition of variable interest entity(ies) include:

o	Qingdao SOS Industrial Holding Co., Ltd.,

o	Qingdao SOS Digital Technologies Inc.,

o	SOS Information Technology Co., Ltd.,

o	Inner Mongolia SOS Insurance Agency Co., Ltd.,

o	SOS Ronghe Digital Technology Co., Ltd. and

o	SOS International Trading Co., Ltd.

o	On page F-7 you identify SOS Industrial Holdings Co., Ltd as the only VIE;

●	On page F-17 you disclose that Qingdao SOS Digital Technologies Inc. (PRC) and SOS Information Technology Co, Ltd are 100% subsidiaries of Qingdao Enterprise Co. Ltd which is not identified in the SOS Organizational Chart or elsewhere in your disclosures;

●	In your SOS Organizational Chart you disclose that SOSRD is a 31.22% subsidiary of SOSIT but on page F-7 you disclose SOSRD is a 69% subsidiary of SOSIT; and

●	On page 4 you disclose that as of December 31, 2021 and 2020, the VIE accounted for an aggregate of 99% and 100%, respectively, of your consolidated total assets, 99% and 100% respectively, of your consolidated total liabilities, and 100% and 100% respectively, of your consolidated total net revenues. However, the activity presented on pages F-28 through F-38 reflects the substantial majority of consolidated total assets and liabilities are held by China SOS Ltd, Subsidiaries outside China and Subsidiaries inside China and the substantial majority of total net revenues are attributable to Subsidiaries inside China. This is inconsistent with your disclosures on page 55 that “as of December 31, 2021, the VIE and its subsidiaries accounted for an aggregate of 50.4% and 76.0% of your total assets and total liabilities, respectively. As of December 31, 2019, the VIE and its subsidiaries accounted for an aggregate of 100% and 100% of our total assets and total liabilities, respectively. “

Provide us with your proposed disclosure.

Response: In response to the Staff’s comment, please see the proposed disclosure below.

●	We propose to revise the disclosures on page 6 as follows:

Subsidiaries inside China refers to our directly owned subsidiaries and the VIE’s subsidiaries.

Our directly owned subsidiaries include Qingdao SOS Investment LLP (“SOSIL”), Qingdao SOS Investment LLP (“SOSIL”), SOS International Trading Co., Ltd (“SOSINT”), Common Prosperity Technology Co., Ltd. (“SOSCP”), SOS Ronghe Digital Technology Co., Ltd. (“SOSRD”), Weigou International Trading Co., Ltd (“SOSWI”), Shuyun International Trading Co., Ltd (“SOSSI”), SOS Auto Service Co., Ltd. (“SOSAS”), and Chexiaoer Technology Co., Ltd (“SOSCX”).

The VIE’s subsidiaries include SOS Information Technology Co., Ltd (“SOSIT”), Inner Mongolia SOS Insurance Agency Co., Ltd (“IMSOS”), and Qingdao SOS Digital Technology Inc. (“SOSDT”).

●	We propose to revise the definition on page iii as follows:

“variable interest entity” or the “VIE” refers to our consolidated variable interest entity, Qingdao SOS Industrial Holding Co., Ltd.

●	We propose to revise the Qingdao Enterprise Co., Ltd. to Qingdao SOS Industrial Holding Co., Ltd.

●	We propose to revise the disclosure on F-7, which is SOSRD is a 31.22% subsidiary of SOS Information Technology Co., Ltd.

●	We propose to revise the disclosures on page 4 and page 55 as follows:

As of December 31, 2021 and 2020, the VIE and Subsidiaries inside China accounted for an aggregate of 99% and 100%, respectively, of consolidated total assets, 99% and 100% respectively, of consolidated total liabilities, and 100% and 100%, respectively, of consolidated total net revenues.

There was only one legal entity operating in mainland China prior to December 31, 2019, which is later referred to as the VIE. As of December 31, 2019, the VIE accounted for an aggregate of 100% and 100% of our total assets and total liabilities, respectively. and 100% and 100% respectively, of consolidated total net revenues.

4.	We note your response to prior comment 5. Please address the following:

●	Disclose PRC GAAP for the periods presented; and

●	Enhance your proposed disclosure to clarify why you have not accrued any money to the reserve fund since you recognized profits, albeit under US GAAP, in prior periods. Provide us with your proposed disclosure.

Response: In response to the Staff’s comment, we propose to add the following disclosures on page 4.

Pursuant to the law applicable to China’s foreign investment enterprises, an operating entity that is a foreign investment enterprise in the PRC has to make appropriation from its after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the total capital contribution to be paid-in by shareholders (the “Registered Capital”) of the operating company. Appropriation to the other two reserve funds is at the discretion of the operating company in China. General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in Registered Capital of the respective companies. These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation.

No statutory reverse fund was provided in VIE’s subsidiary inside China called SOSIT for the fiscal years 2019, 2020, and 2021, respectively, even though they are making profit after tax because SOSIT has no registered paid-up capital yet and SOSIT has no plan to distribute dividend for the fiscal years 2019, 2020 and 2021, respectively.

5.	We note your response to prior comment 8 and your proposed disclosure. Please enhance your proposed disclosure to specifically disclose, at the onset of Item 3, the ability and or the impact to relocate or reproduce operating activities elsewhere should operating in the PRC become prohibitive. Provide us with your proposed disclosure.

Response: In response to the Staff’s comment, we propose to add disclosures at the onset of Item 3 and to the Risk Factor section.

We propose to add the following disclosure at the onset of Item 3 (at the end of page 6):

Our corporate structure is subject to risks relating to our contractual arrangements with Qingdao SOS Industrial Holding Co., Ltd. (the “VIE”) and its shareholders. These contractual arrangements have not been tested in a court of law. If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in the consolidated VIE or forfeit our rights under the contractual arrangements. SOS and investors in the ADSs face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations of SOS. If we are unable to claim our right to control the assets of the consolidated VIE, the ADSs may decline in value or become worthless. In addition, changes in China’s economic, political or social conditions, or government policies may cause our and the consolidated VIE’s underlying operations in China to become prohibitive, which may subject us to sanctions imposed by PRC laws relating to, among others, data security and our remaining business operations in China may also become negatively affected. We could also be subject to severe penalties or be forced to relinquish our interests in those operations, which would result in a material adverse change to our business operations, and materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

In addition, we propose to add the following to our Risk Factor section:

The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, investors in the ADSs and our and the consolidated VIE’s business face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies may cause our and the consolidated VIE’s underlying operations in China to become prohibitive, which could materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations.

Substantially all of our and the consolidated VIE’s operations are located in China and as a result, the continuation of the underlying operations in China is vital to our and the consolidated VIE’s success. The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Despite economic reforms and measures implemented by the PRC government, the PRC government continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly.

Our and the consolidated VIE’s ability to successfully conduct business operations in the PRC depends on a number of factors, including macro-economic and other market conditions. Our and the consolidated VIE’s business, financial condition and results of operations may be materially and adversely affected by the following factors:

o	political instability or changes in social conditions of the PRC;

o	changes in laws, regulations, and administrative directives or the interpretation thereof;

o	measures which may be introduced to control inflation or deflation; and

o	changes in the rate or method of taxation.

These factors are affected by a number of variables which are beyond our and the consolidated VIE’s control. In the event that our or the consolidated VIE’s underlying operations in China become prohibitive, we and the consolidated VIE may not be able to relocate and/or reproduce operating activities elsewhere, which could cause significant business disruptions and materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations.

Item 5. Operating and Financial Review and Prospects, page 55

6.	We note your response to prior comment 9 that the $197 million the VIE and its Subsidiaries in China received as presented on page F-32 was from the Company’s wholly owned subsidiaries Qingdao SOS Investment Management Co., Ltd. and China SOS Ltd and your disclosure on page 55 that the Company has not provided any financial support to the VIE and the VIE’s subsidiaries for the years ended December 31, 2021 and 2020. We also note your disclosure on page iii, that SOS,” “we,” “us,” “our company” and “our” refer to SOS Limited, an exempted company registered in the Cayman Islands with limited liability, and its subsidiaries and its consolidated variable interest entities, and, in the context of describing our operations and combined and consolidated financial information, also include its affiliated entity and its subsidiaries. Please address the following:

●	Revise your disclosures on page 55 to disclose any financial support provided between SOS Ltd, China SOS Ltd, WFOE, VIE, Subsidiaries outside China and Subsidiaries inside China for the periods presented. For example disclose that $197 million was provided to the VIE and its Subsidiaries in China by Qingdao SOS Investment Management Co., Ltd. (WOFE) and China SOS Ltd in 2021;

●	Revise your disclosure on page 55 to remove reference to “the Company’s VIE” with “the VIE” to reflect the contractual nature of your VIE relationship; and

●	Tell us and revise your disclosures on page F-32, to explain how proceeds from share issuance, net of issuance costs resulted negative cash flows of $40.4 million for Subsidiaries in China for the year ended December 31, 2021.

Provide us with your proposed disclosure.

Response: In response to the Staff’s comment, we propose to revise the disclosures as follows.

●	We propose to revise the disclosures on page 55 as follows:

During the year of 2020, there were no inter-company cash activities. See F-35. SOS Limited (the “Company”) completed its first round of financing through a registered offering on Form F-3 on December 24, 2020 for net proceeds of US$3.6 million, which were deposited into the Company’s wholly owned subsidiary’s bank account at HSBC in Hong Kong. The Company did not have any means to finance the VIE and its subsidiaries before December 24, 2020.

The Company did several rounds of registered offerings which led to the inflow of funds for the year ended December 31, 2021. The Company instructed its investors to transfer the funds to the bank accounts of its wholly owned subsidiaries, China SOS Ltd., incorporated in Hong Kong and SOS Information Technology New York Inc., incorporated in New York. The VIE and its subsidiaries in China received an aggregate of US$197 million (See F-32) from its wholly owned subsidiaries Qingdao SOS Investment Management Co., Ltd. (WOFE) and China SOS Ltd. All these funds were provided by the Company raised through registered direct offerings.

●	We propose to revise the disclosures on page 55 as follows (revisions in italic):

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of operations and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of the VIE and the VIE’s subsidiaries.

●	On page F-32, the Condensed consolidated statement of cash flow as at December 31, 2021, $40.4 million of $585.6 million proceeds from share issuance -net of issuance costs was transferred and allocated to subsidiaries inside China.

Form 6-K filed November 8, 2022

Disposition Agreement, page 1

7.	We note the Disposition Agreement of November 2, 2022, between SOS Limited (the “Company”), S International Group Limited (“S International”), a British Virgin Islands company and the Company’s wholly owned subsidiary, and S International Holdings Limited, a Cayman Islands exempt company (the “Purchaser”). Please tell us why S International is not reflected in the SOS Organization Chart disclosed in the SOS Ltd. 2021 20-F or your correspondence of December 13, 2022.

Response: In response to the Staff’s comment, we respectfully advise that S International was incorporated in September 2022 after issuing 2021 20-F to facilitate the disposition, which will reflect in 20-F for the year ended December 31, 2022.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at 212-530-2208.

[Signature page follows]

Very truly yours,

/s/ Yandai Wang
Yandai Wang Chief Executive Officer

cc:	Hunter Taubman Fischer & Li LLC